ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, Pennsylvania 19034
January 22, 2008
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
RE:	ReSearch Pharmaceutical Services, Inc. Registration Statement on Form 10-12G, filed December 14, 2007, File No. 0-52981
Dear Mr. Riedler:
     This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC”) in its letter transmitted to us on January 10, 2008 with respect to the Staff’s review of our Registration Statement on Form 10-12G (the “Registration Statement”). For the Staff’s convenience, we have repeated below in bold type the specific comments to which we are responding and have set forth our response immediately below the applicable comment.
     We have today filed with the SEC an amendment to the Registration Statement (the “Amended Registration Statement”) that reflects the changes indicated in responses 1 to 51 of this letter. Certain disclosures in the Amended Registration Statement relating to beneficial ownership of securities, the high and low bid price of RPS’ securities, and the number of securities outstanding have been updated as of a date closer to the filing date of the Amended Registration Statement. These amendments were not made in response to any of the Staff’s comments.

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
Form 10-12G
General
1.	Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on February 12, 2008 at which time you will be required to begin filing all of the reports mandated by section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to February 12, 2008 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

We believe that we have responded to every issue or comment raised by the Staff in the letter dated January 10, 2008. Should additional issues or comments arise, or if the review process has not otherwise been completed on or before February 12, 2008, we will consider withdrawing and re-filing the Registration Statement.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

We understand that the Staff’s illustrative examples are not intended to be exhaustive and have considered the Staff’s comments in relation to the entire Registration Statement.

3.	Throughout the registration statement, you should clearly articulate the basis of the various beliefs and assertions you make. As a non-exclusive example, on page 2, you state, “we believe that RPS’ revenue stream has been and will be more stable and less dependent on the new contract awards tied to individual trials.” In this and each similar case throughout the filing, you should disclose the basis for the belief and quantify to the extent possible. If any of your assertions or beliefs are not supported by ample evidence or knowledge, you should delete them.

We have amended Item 1 in the Amended Registration Statement to either articulate the basis underlying our beliefs or assertions we have made, or to delete or amend such statements.
Cautionary Language Regarding Forward-Looking Statements and Industry Data
4.	We note that you have obtained market data and industry statistics from certain sources and other publicly available information. In order to eliminate the inference that you are not liable for all of the information in your registration statement, please delete the sentence which states, “We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this registration statement.”

In response to the Staff’s comment, we have deleted the sentence which states, “We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this registration statement.” from the page having the heading “Cautionary Language Regarding Forward-Looking Statements and Industry Data.”

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
Item 1. Business, page 1
Business Overview and Business Model, page 1
5.	Please revise your disclosure to explain what you mean by the statement on the top of page 2, “Our PRO model is attracting interest from pharmaceutical companies.” For example, have you increased your number of customers or entered into discussions with additional potential customers? If so, please quantify.

We have amended the statement in Item 1, under the heading “Business Overview and Business Model,” beginning on page 1 of the Amended Registration Statement to quantify the increase in service revenue we attribute to our PRO model.

6.	Please revise the bullet point entitled “Strategic relationships with its clients” to provide a few examples of the additional opportunities which the company has come across to expand its scope of services and revenue potential with clients as a result of its embedded infrastructure.

We have amended the bullet point on page 3 of the Amended Registration Statement to clarify that our embedded infrastructure allows for increased opportunity to perform individual trial projects, move into additional functional areas, and to expand the geographic reach of our services.

7.	We note your statement in the second paragraph on page 3 that “CMSP solutions currently represent RPS’ fastest growing service area.” Please quantify the increase. If you quantify this discussion using the amount of revenues from this service area, please balance the discussion with the amount of expenses which can be attributed to this service area.

We have amended the disclosure on page 3 of the Amended Registration Statement to quantify the increase in CMSP revenues and related directs costs for the nine months ended September 30, 2007 and for the year ended December 31, 2006 compared to the comparable prior periods.
Proprietary Technology, page 3
8.	Please revise this discussion to disclose whether the company has any systems or policies in place to protect the information contained in the company’s proprietary database. Please describe any such systems or policies in this section.

We have amended the disclosure on page 3 of the Amended Registration Statement to clarify that we employ both physical and software-based security measures, as well as role-based access policies, to protect our proprietary database.
Customers, page 3
9.	We note that you reference the risk factors and your financial statements for a discussion of your dependence on certain customers for a percentage of the company’s revenues. Please revise this section to include a summary of the information which you reference.

We have amended the disclosure under the heading “Customers” on pages 3 and 4 of the Amended Registration Statement to include a summary of the information regarding our dependence on certain customers for a percentage of our revenues included in our risk factors and financial statements.

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
10.	In addition, pursuant to your disclosure on pages 6 and F-7, it appears that your agreements with your two largest customers may be material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please name each of these customers in your registration statement and file each of the relevant agreements as exhibits to the registration statement or provide us your analysis of why they are not material agreements. Please also describe all the material terms of each material agreement in the business section, including but not limited to, each party’s obligations, fee arrangements, and term and termination provisions.

We have identified by name and stated the relationship with our largest customer by amending the disclosure on page 4 of the Amended Registration Statement to include the percentage of our service revenues derived from this customer for the nine months ended September 30, 2007.

Item 101(c)(vii) of Regulation S-K requires us to disclose the name and our relationship with any customer if the aggregate amount of sales made to that customer are 10% or more of our consolidated revenues and the loss of that customer would have a material adverse effect on RPS. As indicated in the amended disclosure on page 4 of the Amended Registration Statement, only one of our customers accounts for 10% or more of our service revenues, and our second largest customer accounts for less than 10% of our service revenues. We therefore believe that our discussion of our largest customer meets the disclosure requirements of Item 101(c)(vii).

We believe that the amendments made on page 4 of the Amended Registration Statement comply with the requirements of Item 101(c)(vii) and that the material terms of the agreement with our largest customer, such as each party’s obligations, fee arrangements, term, and termination provisions, are not required by Item 101(c)(vii), and therefore need not be disclosed. Further, we do not believe that the material terms of our agreements are relevant to our investors, given that we have already disclosed information about our contracts to our investors, such as the disclosure that our customers may terminate contracts with us upon short notice. If the Staff disagrees with our analysis of the disclosure requirements of Item 101(c)(vii), we invite the Staff to contact our outside counsel at the telephone numbers provided at the end of this letter for further discussion.

The analysis of whether our contracts with our two largest customers are material contracts under Item 601(b)(10) of Regulation S-K that must be filed as exhibits to the Amended Registration Statement hinges on a separate standard than the disclosure requirements of Item 101(c)(vii). Item 601(b)(10)(ii) states that contracts that ordinarily accompany the kind of business conducted by the registrant need not be filed as exhibits unless they fall in one or more of the enumerated categories under Item 601(b)(10)(ii), such as Item 601(b)(10)(ii)(B), which requires the registrant to file as an exhibit any contract upon which the registrant’s business is substantially dependent, such as contracts to sell the major part of the registrant’s services.

The language of Item 101(c)(vii) and Item 601(b)(10)(ii)(B) demonstrate the different standards of disclosure required. A registrant must disclose the name and relationship with a customer if that customer accounts for 10% or more of a registrant’s revenue and loss of that customer would have a material adverse effect on the registrant’s business. However, Item 601(b)(10)(ii)(B) applies a heightened standard under which a registrant must file an ordinary course contract as an exhibit. The registrant must be “substantially dependent” on that ordinary course contract, which suggests a loss of substantially all of the registrant’s revenue if that contract or customer were lost. The loss of substantially all of a registrant’s revenue is an event that poses consequence far more grave than those contemplated by the term “material adverse effect” as it is used in Item 101(c)(vii). The difference in consequences are embodied in the language, and therefore the standard of disclosure, required by each of these two different sections of Regulation S-K.

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
Our contracts with our two largest customers are the standard type of contract for our services that we enter into with all of our customers, and are therefore ordinary course of business contracts. We are not “substantially dependent” on these contracts for our revenue. Based on our service revenues for the nine months ended September 30, 2007, if we lost either our largest or second largest customer, we would still retain more than 75% and 91% of our revenues, respectively, from our other customers, so we do not consider our service revenue to be “substantially dependent” on these contracts. Further, we expect to enter into additional revenue generating service contracts in the upcoming fiscal year further reducing the relative impact of these customers on our overall service revenues. Because our business is not substantially dependent on our ordinary course contracts with our two largest customers, we do not believe they must be filed as exhibits to the Amended Registration Statement under Item 601(b)(10)(ii)(B), and have declined to do so.
Government Regulation, page 4
11.	In your discussion of the potential increased regulation in the second paragraph of this section, please balance your discussion of possible increase in potential business with a discussion of the increased costs and possible limits on the company’s ability to provide its services which you describe on page 7.

We have amended the disclosure under the heading “Governmental Regulation” on pages 4 and 5 of the Amended Registration Statement to discuss the increased costs and limits on our ability to provide services attendant to the potential increase in business as a result of enhanced governmental regulation.
Item 1A. Risk Factors, page 5
12.	Please consider whether you should add a risk factor that addresses the risks to investors of being a holding company. Your discussion may address matters such as regulatory restrictions and limitations on payment of debts, expenses and dividends.

We have included an additional risk factor addressing the risks of being a holding company and the relationship between RPS, our subsidiaries, and the creditors of our subsidiaries or RPS. This risk factor is on page 10 of the Amended Registration Statement.
“RPS’ contracts may be delayed, terminated or reduced in scope with little or no notice, which could adversely impact our profitability.” Page 6
13.	Please revise to state the percentage of your service revenues which backlog and verbal awards represent.

We have amended the relevant risk factor on page 6 of the Amended Registration Statement to include a discussion of our backlog as of the nine months ended September 30, 2007, as well as the backlog as of the comparable nine month period ended September 30, 2006. We have also included a description of the backlog reasonably expected to be filled in fiscal year 2008.

No percentage of our service revenues are represented by verbal awards, and we have accordingly amended the relevant risk factor on page 6 of the Amended Registration Statement to delete the reference to verbal awards.

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
“If RPS fails to hire, retain and integrate qualified personnel, it will be difficult for RPS to achieve its goals.” Page 6
14.	If applicable, please revise to discuss any staffing problems which you have had in the past.

In the past, RPS has not had any unusual staffing problems that have resulted in a material adverse effect to our Company. A statement to this effect has not been included in the relevant risk factor because it may be viewed as mitigating the risk.
“RPS’ clinical research services create a risk of liability ...” Page 8
15.	Please disclose your level of liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

As discussed during the telephone call between our outside counsel and Jennifer Riegel on January 17, 2008, we believe that including a description of the potential liabilities we believe are covered under our insurance policies could be misleading to our investors. While we may believe that a specific potential liability is covered, our insurance carriers may disagree. To speculate upon the potential liabilities our insurance carriers will cover could mislead our investors.

However, to address the Staff’s comment, we have deleted references to our insurance coverage in the relevant risk factor on page 9 of the Amended Registration Statement.
“RPS’ operations may be affected by the occurrence of a natural disaster, communications technology disruption, or other catastrophic event.” Page 9
16.	Please disclose your level of business interruption insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

As discussed during the telephone call between our outside counsel and Jennifer Riegel on January 17, 2008 and in our response to Comment 15, we believe that including a description of the potential liabilities we believe are covered under our insurance policies could be misleading to our investors. While we may believe that a specific potential liability is covered, our insurance carriers may disagree. To speculate upon the potential liabilities our insurance carriers will cover could mislead our investors.

However, to address the Staff’s comment, we have deleted references to our insurance coverage in the relevant risk factor on page 10 of the Amended Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12 Overview
17.	Please attribute the estimates, statistics and other figures you state in this section to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

We have amended the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” beginning at page 13 of the Amended Registration Statement to only include

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
our own estimates and an explanation of how we arrived at those estimates, including estimates derived from other information included throughout the Amended Registration Statement.
Critical Accounting Policies, page 13
Stock Based Compensation, page 13
18.	Please expand your disclosure to bridge the gap between the estimated fair value of common stock which had a range of $0.50 to $0.51 per share in 2006 to $4.10 to $5.26 per share in 2007 prior to the merger with Cross Shore. Please disclose the fair value of the common stock for each grant date during these periods.

We have amended the disclosure under the heading “Stock Based Compensation” on page 14 of the Amended Registration Statement to explain and quantify the change in the estimated fair value of our common stock in 2006 and 2007, and have included a table disclosing the fair value of our common stock during each quarter in which options grants were made during 2006 and 2007.
Liquidity and Capital Resources, page 17
19.	In discussing cash provided by operating activities disclose the underlying cause of each change in a line item on the statement of cash flows. For example, explain why accrued expenses increased. Also explain the fluctuations in accounts receivable as compared to increases in sales.

We have amended page 18 of the Amended Registration Statement to disclose the underlying cause of the changes in the line items in our statement of cash flows, including a discussion of the increase in accrued expenses and the fluctuations in accounts receivable as compared to increases in sales.
Results of Operations, page 15
Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006
20.	Please quantify the amount of the increase in service revenues which is attributable to the Clinical Master Service Provider programs. Similarly, please quantify the same increase in connection with your comparison of the year ended December 31, 2006 to the year ended December 31, 2005 on page 16.

We have amended the disclosure under the heading “Results of Operations/Revenues” on pages 16 and 17 to quantify the amount of the increase in services revenues attributable to the Clinical Master Service Provider program for the nine months ended September 30, 2007 and the year ended December 31, 2006.
21.	To the extent possible, in connection with the increase in selling, general and administrative expenses, please quantify the amount of the increase which is attributable to an increase in corporate personnel and the amount of the increase which is attributable to an increase in employee-related costs such as increased salaries, bonuses and commissions. Similarly, please quantify the same increases in connection with your comparison of the year ended December 31, 2006 to the year ended December 31, 2005 on page 16 and your comparison of the year ended December 31, 2005 to the year ended December 31, 2004 on page 16.

We have amended the disclosure under the heading “Results of Operations/Selling, general and administrative expenses” on pages 16 through 18 to quantify the amount of the increase in our expenses that can be attributed to an increase in employee-related costs, including salaries, bonuses, commissions,

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
benefits, and taxes for the nine months ended September 30, 2007, the year ended December 31, 2006, and the year ended December 31, 2005.
Item 5. Directors and Executive Officers, page 20
22.	Item 401(e) of Regulation S-K requires a discussion of the business experience during each of the past five years. Please revise the discussion relating to Harris Koffer to provide all applicable dates.

We have amended the disclosure relating to Harris Koffer’s business experience to cover all periods required by Item 401(e). Please see page 23 of the Amended Registration Statement.

23.	We note that you state that James Robert Macdonald and Daniel Raynor have been directors of the Company since 2001. Please revise to clarify that Messrs. Macdonald and Raynor have been directors of Old RPS since 2001 and are now directors of RPS.

We have clarified the disclosure relating to the respective tenures of James Robert Macdonald and Daniel Raynor as directors of RPS. Please see page 23 of the Amended Registration Statement.
Item 6. Executive Compensation, page 22
General
24.	Please revise to include the executive compensation information for 2007 in addition to the executive compensation information for 2006.

We have amended Item 6, beginning at page 24 of the Amended Registration Statement to include executive compensation information for fiscal year 2007 as well as fiscal year 2006.

25.	In order to avoid confusion, please revise your references to the “Company” in this section to specifically refer to Old RPS, Cross Shore or RPS, as applicable.

We have clarified the disclosure relating to Old RPS, Cross Shore, or RPS throughout Item 6, beginning at page 24 of the Amended Registration Statement.
Compensation Discussion and Analysis, page 22
26.	Please revise this section to separately discuss, analyze and compare the executive compensation of the named executive officers of Old RPS prior to the merger, the named executive officers of RPS subsequent to the merger and any recent changes or actions.

We have amended Item 6, beginning at page 29 of the Amended Registration Statement to discuss, analyze, and compare the executive compensation of Old RPS’ named executive officers prior to the merger, RPS’ named executive officers after the merger, and any related changes or actions.

27.	In addition, we note that you state that your compensation committee is comprised of Daniel Raynor, who appears to have been a director of Old RPS prior to the merger, and Stephen Stonefield, who was a director of Cross Shore prior to the merger. Please revise to clarify that the compensation committee was formed after the merger and please revise to discuss if Old RPS had a compensation committee prior to the merger. In addition, we note that you attribute much of the current compensation decisions to the compensation committee. Please discuss how such compensation

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
decisions were made in Old RPS. Please also discuss whether the compensation committee reviewed any of the new employment agreements which were entered into in connection with the merger.

We have amended Item 6, beginning at page 24 of the Amended Registration Statement, to clarify the existence and membership of Old RPS’ compensation committee, how compensation decisions were made at Old RPS, the membership of the RPS compensation committee, and the review of the employment agreements entered into in conjunction with the merger.
Performance Bonuses, page 23
28.	Please disclose all financial and business objectives that are material to the executive compensation of Old RPS or RPS for 2007. For example, if applicable, please disclose the level of EBITDA which was set in connection with the bonus plan objective for 2007.

We have revised the disclosure under the heading “Performance Bonuses” on page 26 of the Amended Registration Statement to clarify the process used in awarding bonuses to our named executive officers, the financial and business objectives used by our Board of Directors to make executive compensation decisions, and the ultimate role that the discretion of our Board of Directors plays in awarding performance bonuses to our named executive officers.

29.	In this discussion, you state that the compensation committee approves a cash bonus plan each year. This plan does not appear to have been filed as an exhibit to the registration statement. Please include a copy of this plan in your next amendment.

While the performance bonuses awarded to our named executive officers is ultimately at the discretion of our Board of Directors, and therefore not a cash bonus plan, we have filed the process employed by our Board of Directors, substantially as it appears at page 26 of the Amended Registration Statement, as Exhibit 10.18 to the Amended Registration Statement.
Summary Compensation Table, page 25
30.	Please file copies of the employment agreements with Janet Brennan and Joseph Arcangelo with your next amendment.

The employment agreements of Janet Brennan and Joseph Arcangelo have been filed as Exhibits 10.13 and 10.14 to the Amended Registration Statement, respectively.
Director Compensation Table, page 34
31.	Please file copies of the service agreements with Edward Yang and Dennis Smith with your next amendment.

The service agreements of Dennis Smith and Edward Yang have been filed as Exhibits 10.15 and 10.16 to the Amended Registration Statement, respectively.
Item 7. Certain Relationships and Related Transactions, Director Independence

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
32.	Please revise this section to describe all transactions with related persons pursuant to Item 404(a) of Regulation S-K. For example, we note that you have filed, but not disclosed information regarding the following agreements which appear to be related party agreements.
•	Exhibit 4.1: Registration Rights Agreement dated August 30, 2007 with Daniel M. Perlman and Daniel Raynor as the RPS Securityholders Committee; and

As discussed during the telephone call between our outside counsel and Jennifer Riegel on January 17, 2008, Daniel Perlman and Daniel Raynor executed the Registration Rights Agreement dated August 30, 2007 as the sole members of the RPS Securityholders Committee, which was a committee appointed by the shareholders of Old RPS to represent the interests of the shareholders of Old RPS in the merger with Cross Shore. The committee was formed solely as an administrative convenience, and the only direct or indirect interest of Daniel Perlman or Daniel Raynor with respect the Registration Rights Agreement dated August 30, 2007 arose solely as a result of their ownership of the equity securities of Old RPS. All of the shareholders of Old RPS that participated in the merger received the same benefit on a pro rata basis.

Therefore, disclosure regarding the Registration Rights Agreement dated August 30, 2007 is not required because pursuant to Instruction 7(c) to Item 404(a) of Regulation S-K, disclosure need not be provided if the interest of the related person arises solely from the ownership of a class of equity securities of the registrant and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis.

•	Exhibit 10.11: Agreement Concerning Board of Directors which provides Pangaea, among other things, rights to designate two of the company’s directors. Please name which directors have been designated by Pangaea here, in footnote (4) to the Security Ownership of Certain Beneficial Owners and Management on page 19, and add information to the relevant footnotes corresponding to the directors in the Security Ownership of Management table on page 20.

As of the date of filing of the Amended Registration Statement, Pangaea has not designated any directors of RPS. The relevant footnotes in the Amended Registration Statement have been amended to clarify this fact.
33.	Note that all agreements which are discussed in this section are material agreements and such agreements need to be filed as an exhibit to the registration statement. In that regard, we note that you have not filed a copy of the repurchase agreement with Pangaea One Acquisition Holdings I, LLC. Please file a copy of this agreement with your next amendment.

The Share Repurchase Agreement dated October 4, 2007 between ReSearch Pharmaceutical Services, Inc. and Pangaea One Acquisition Holdings I, LLC has been filed as Exhibit 10.17 to the Amended Registration Statement.

34.	Please provide the information required by Item 404(b) of Regulation S-K.

We have amended Item 7, on page 41 of the Amended Registration Statement, to provide the information required by Item 404(b) of Regulation S-K.

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
Item 10. Recent Sales of Unregistered Equity Securities, page 40
35.	Please note that Item 701 of Regulation S-K requires the disclosure of information as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933. We note that you have not provided the relevant information surrounding the company’s initial public offering on April 28, 2006. Please also include any other issuances of stock, warrant, notes, or other securities.

We have amended Item 10, on page 47 of the Amended Registration Statement, to include information relating to the initial public offering of Cross Shore and the sale of Unit Purchase Options within the last three years.

36.	Please revise your disclosure to “state briefly the facts relied upon to make the exemption available” for the issuance of shares on August 30, 2007 under Section 4(2) as required by Item 701 of Regulation S-K.

We have amended Item 10, on page 48 of the Amended Registration Statement, to state briefly the facts relied upon to make the exemption available for the issuance of shares to the shareholders of Old RPS.
Item 13. Financial Statements and Supplementary Data, page 43
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43
37.	Please expand your disclosure to include the cost of the acquisition and how it was determined as well as the purchase price allocation.

We have updated our disclosure to include the cost of the acquisition and how it was determined, as well as the purchase price allocation pursuant to the Staff’s comment. The updated disclosure is on page 54 of the Amended Registration Statement.

38.	The number of shares used to compute net income per share should be shown on the face of the pro forma income statement. Please revise. In addition, please explain how the pro forma weighted average shares outstanding were determined for each period presented.

We have revised the face of the pro forma income statements to include the number of shares used to compute the pro forma net income per common share for each period presented. In addition, we have included an explanation of how the pro forma weighted average shares outstanding was determined for each period presented in Note 2 to the pro forma financial statements. The revisions to the pro forma income statements are on pages 53 and 54 of the Amended Registration Statement, and Note 2 to the pro forma financial statements begins on page 55 of the Amended Registration Statement.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 47
39.	Please revise your disclosure to clarify the engagement date of Ernst & Young, LLP.

We have revised the disclosure on page 56 of the Amended Registration Statement to include the date of engagement of Ernst & Young, LLP.

40.	Please revise your disclosure to state whether during the period beginning with the retention of KPMG Audit Plc as the Company’s auditor through the subsequent interim period preceding

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
dismissal, there were any disagreements with the former accountant. You should specify the “subsequent interim period” as the “interim period through December 11, 2007”.

We have amended Item 14, beginning on page 56 of the Amended Registration Statement, to clarify that KPMG Audit Plc was RPS’ auditor through the subsequent interim period, which was the interim period through December 11, 2007.

41.	Please revise the fourth paragraph of your filing to state whether during the period beginning with the retention of KPMG Audit Plc as the Company’s auditor through the subsequent interim period preceding dismissal, there were any reportable events with the former accountant. You should specify the “subsequent interim period” as the “interim period through December 11, 2007”.

We have amended Item 14, beginning on page 56 of the Amended Registration Statement, to clarify that KPMG Audit Plc was RPS’ auditor through the subsequent interim period, which was the interim period through December 11, 2007.

42.	To the extent that you make changes to the disclosure to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised disclosures.

An updated letter from KPMG Audit Plc has been filed as Exhibit 16.1 to the Amended Registration Statement.
Item 15. Financial Statements and Exhibits, page 48
Notes to Consolidated Financial Statements, page F-6
43.	In accordance with Rule 4-08 of Regulation S-X, notes shall be provided for each statement required to be filed. Therefore the notes should also be labeled as of September 30, 2007 in accordance with Article 10 of Regulation S-X. Please revise.

We have revised page F-6 of the notes to the consolidated financial statements in the Amended Registration Statement pursuant to the Staff’s request.
2. Significant Accounting Policies, page F-6
Merger and Accounting Treatment (Unaudited), page F-6
44.	Since the merger was treated as a recapitalization, for periods prior to the recapitalization, the equity of the legal entity is the historical equity of the accounting acquirer, prior to the transaction, retroactively restated to reflect the number of shares the accounting acquirer received in the business combination. Although your disclosure states that all historical share and per share amounts have been retroactively adjusted, it is not clear why the effect of the issuance of shares in connection with the reverse acquisition is shown in the Consolidated Statements of Stockholders’ Equity. In addition, it does not appear as though the shares on page F-15 have been retroactively adjusted. Please revise or advise.

The merger between Old RPS (referred to as “Former RPS,” the accounting acquirer, in the Notes to Financial Statements) and Cross Shore (the accounting acquiree) was deemed to be a reverse acquisition of Cross Shore. Accordingly, stockholders’ equity of Former RPS has been retroactively restated for all

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
historic periods presented to reflect the number of shares of common stock received by the holders of common stock of Former RPS in connection with the merger.

Shares of common stock issued in connection with the reverse acquisition of Cross Shore in the consolidated statement of stockholders’ equity during the nine months ended September 30, 2007 represent those common shares that were held by the accounting acquiree upon the consummation of the merger on August 30, 2007. These shares are reflected as issued by the accounting acquirer on August 30, 2007 in exchange for the net assets of Cross Shore under the purchase method of accounting. The total of the historic Former RPS shares outstanding as retroactively restated prior to the merger and the shares issued in connection with the reverse acquisition of Cross Shore equal the total outstanding common shares of the combined entity as of the closing date of the merger.

The shares on page F-14 of the Amended Registration Statement have been retroactively adjusted to reflect the number of shares of common stock received by the holders of common stock of Former RPS in connection with the merger based on the exchange ratio as per the merger agreement. We have updated our disclosure in Note 2 to the consolidated financial statements to provide more clarity on the accounting for the merger.
Restricted Cash, page F-7
45.	Please expand your disclosure to include an explanation for the increase in non-current customer deposits as of September 30, 2007.

We have expanded our disclosures to include an explanation for the increase in non-current customer deposits as of September 30, 2007 pursuant to the Staff’s request. This expanded disclosure was added to the “Revenue and Cost Recognition” section under the heading “Significant Accounting Policies” beginning on page F-9, since the non-current customer deposit as of September 30, 2007 does not represent restricted cash.
Concentration of Credit Risk, page F-7
46.	The disclosure of major customers should be revised to disclose the amounts attributed to each customer separately as required by paragraph 39 of SFAS 131.

We have revised pages F-7 and F-8 of our disclosure of major customers to disclose the amounts attributed to each customer separately pursuant to the Staff’s request.
9. Income Taxes, page F-19
47.	Please expand your disclosure to describe the nature of the income tax recoverable balance of $3,936,120 as of September 30, 2007.

We have expanded our disclosure on page F-19 of the Amended Registration Statement to describe the nature of the income tax recoverable balance of $3,936,120 as of September 30, 2007 pursuant to the Staff’s request.
12. Stock Option Plan, page F-25
48.	Please include the disclosures required by paragraphs A240(c) and (d) of SFAS 123R related to weighted-average grant-date fair value, total intrinsic value and aggregate intrinsic value.

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
We have included the disclosures required by paragraphs A240(c) and (d) of SFAS 123R related to weighted-average grant-date fair value, total intrinsic value and aggregate intrinsic value on page F-25 of the Amended Registration Statement, pursuant to the Staff’s request.
Cross Shore Acquisition Corporation (now Research Pharmaceutical Services, Inc.) Interim Financial Statements, page F-41
49.	The interim financial statements should be clearly labeled unaudited. Please revise.

The interim financial statements beginning on page F-40 of the Amended Registration Statement have been clearly labeled “unaudited”.
Exhibits
50.	We note that you have not filed various schedules and exhibits to Exhibits 2.1, 2.2 and 2.3. Please revise to provide a list briefly identifying the contents of the omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

We have included a list briefly identifying the contents of the omitted schedules and exhibits to Exhibit 2.1, 2.2, and 2.3 as part of Exhibit 2.1, together with an agreement to furnish a copy of any omitted schedule to the SEC as a supplement upon request.

51.	The exhibits in the below table each refer to one or more exhibits, annexes or schedules which are attached to these agreements and which do not appear to have been provided.

Exhibit Number	Missing exhibit, annex or schedule
10.1	Exhibits A through E
10.2	Exhibits and schedules listed on page 1
10.3	The amended schedules listed on page 8
10.4	Exhibits A and B
10.11	Schedule I
Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please re-file the above exhibits as the full and complete agreement, including any exhibits, schedules and appendices which are included in each agreement. Please note that if these agreements are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page which the annex or schedule is to be located as to the exhibit number of the filed document. Also, confirm in your response letter that all agreements provided pursuant to Item 601(b)(10) are provided in their entirety.

We have included the exhibits and schedules to Exhibits 10.1, 10.2, 10.3, 10.4, and 10.11 in the Amended Registration Statement as attachments to the agreements filed as those Exhibit numbers in the Registration Statement and have filed the agreements in their entirety with the Amended Registration Statement.

Exhibit E to Exhibit 10.1, the Pennsylvania Full Service Lease (the “Lease”), has not been included as an exhibit to the Lease. Exhibit E is a form used to request an additional allowance of $10.00 per square foot, in addition to the $35.00 per square foot our landlord previously allocated to fit out our headquarters

Jeffrey Reidler
Securities and Exchange Commission

January 22, 2008
building, in order to perform construction and other work agreed to between RPS and the landlord. As such, we do not believe that the substance of Exhibit E is material to our investors. To the best recollection of the undersigned and the best recollection of RPS’ real estate broker, Exhibit E was not required and therefore Exhibit E was never drafted at the time the Lease was negotiated and executed. Therefore, because Exhibit E is not in existence, it is not included as an exhibit to the Lease in the Amended Registration Statement.

ReSearch Pharmaceutical Services, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. It further acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. It also acknowledges that it may not assert Staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.
* * *
     Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Stephen T. Burdumy at (215) 988-2880 or Justin D.G. Brennan at (215) 988-2682, of Drinker Biddle & Reath LLP.

Sincerely yours,
/s/ Steven Bell
Steven Bell
Executive Vice President of Finance and Chief Financial Officer

cc:	Jennifer Riegel, Securities and Exchange Commission, Division of Corporate Finance

Steven Bell, Executive Vice President of Finance and Chief Financial Officer

Scott Uebele, Director Financial Reporting and Compliance

Stephen Simpson, Ernst & Young, LLP

Jason Fredrick, Ernst & Young, LLP

Stephen T. Burdumy, Drinker Biddle & Reath LLP

Matthew M. McDonald, Drinker Biddle & Reath LLP

Justin D.G. Brennan, Drinker Biddle & Reath LLP